# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: VIDA Global Inc., CIK 0001973062
CUSIP: 92649G108
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 12160 W Parmer Ln, Ste 130-716, Cedar Park, Texas (TX), 78613
Date of event which requires filing of this statement: 05/18/2026
Filed by CIK 0002130490
Persons authorized to receive notices and communications: Christopher Calicott, c/o Trammell Venture Partners, 221 West 6th Street, Austin, Texas (TX), 78701, (513) 480-3722

## Reporting persons
- TVP Bitcoin Venture GP II, L.L.C. (CIK 0002130490): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,337,569; sole dispositive power 0; shared dispositive power 2,337,569; aggregate amount beneficially owned 2,337,569 (25.5% of the class)
- TVP Bitcoin Venture Fund II, L.P. (CIK 0002059843): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,337,569; sole dispositive power 0; shared dispositive power 2,337,569; aggregate amount beneficially owned 2,337,569 (25.5% of the class)
- TVP Bitcoin Venture GP I, L.L.C. (CIK 0002130065): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,125,618; sole dispositive power 0; shared dispositive power 1,125,618; aggregate amount beneficially owned 1,125,618 (12.4% of the class)
- TVP Bitcoin Venture Fund I, L.P. (CIK 0001841271): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,125,618; sole dispositive power 0; shared dispositive power 1,125,618; aggregate amount beneficially owned 1,125,618 (12.4% of the class)
- Christopher Shane Calicott (CIK 0002130492): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 368,654; shared voting power 3,463,187; sole dispositive power 140,019; shared dispositive power 3,463,187; aggregate amount beneficially owned 3,831,841 (40.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001 per share
Name of issuer: VIDA Global Inc.
Address of issuer's principal executive offices: 12160 W Parmer Ln, Ste 130-716, Cedar Park, Texas (TX), 78613

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of TVP Bitcoin Venture Fund I, L.P. ("TVP BV Fund I"), TVP Bitcoin Venture GP I, L.L.C. ("TVP BV GP I"), TVP Bitcoin Venture Fund II, L.P. ("TVP BV Fund II"), TVP Bitcoin Venture GP II, L.L.C. ("TVP BV GP II") and Christopher Calicott ("Mr. Calicott"). TVP BV Fund I, TVP BV GP I, TVP BV Fund II, TVP BV GP II and Mr. Calicott are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 221 West 6th Street, Austin, TX 78701.
Present principal occupation or employment: The principal business of the Reporting Persons is venture capital investments. Mr. Calicott serves as the Managing Director of each of TVP BV GP I, which is the general partner of TVP BV Fund I, and TVP BV GP II, which is the general partner TVP BV Fund II.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of TVP BV Fund I, TVP BV GP I, TVP BV Fund II and TVP BV GP II was organized in the state of Delaware and Mr. Calicott is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Prior to the Issuer's initial public offering of its Class A common stock (the "IPO"), (i) TVP BV Fund I purchased an aggregate of 79,888 shares of Series Seed-1 Preferred Stock, 60,914 shares of Series A Preferred Stock, Series A Warrants exercisable for 59,459 shares of common stock and a $600,000 Simple Agreement for Future Equity ("SAFE"); (ii) TVP BV Fund II purchased an aggregate of 458,276 shares of Series A Preferred Stock and Warrants exercisable for 91,463 shares of common stock; and (iii) Mr. Calicott purchased an aggregate of 16,000 shares of Series Seed-1 Preferred Stock, 4,999 shares of Series A Preferred Stock and Warrants exercisable for 5,413 shares of common stock. The aggregate purchase price of the foregoing was $4,636,218. In addition, in April 2023, TVP BV Fund I's SAFE converted into 115,038 shares of Series Seed-2 Preferred Stock at a conversion price of $1.46095 per share. In addition, effective January 1, 2026, Mr. Calicott received, for no additional consideration, an award of 76,852 shares of restricted common stock as compensation for his service as the Chairman of the board of directors of the Issuer. Such shares are scheduled to vest in 12 equal quarterly installments from the date of grant, subject to Mr. Calicott's continued service through such vesting dates.

Immediately after the effectiveness of the registration statement related to the IPO on May 14, 2026, the Issuer effected a 3.57-for-1 stock split of its common stock and convertible preferred stock (resulting in a corresponding adjustment to the number of shares issuable upon exercise of the Warrants) followed by an automatic conversion of all common stock and convertible preferred stock into shares of Class A common stock on a one-for-one basis.

On May 18, 2026, TVP BV Fund II purchased 375,000 shares of Class A common stock from the underwriters of the IPO at the IPO price of $4.00 per share, for an aggregate purchase price of $1,500,000.

Each of TVP BV Fund I and TVP BV Fund II funded its purchase of such securities from capital contributions from its respective general and limited partners. Mr. Calicott funded his purchases with personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons' ownership of the Issuer's securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time (including by means of programs adopted pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Act")). Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons has a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Class A common stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Class A common stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Class A common stock beneficially owned by them (or any shares of Class A common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Mr. Calicott is a member of the board of directors of the Issuer. As a director of the Issuer, Mr. Calicott may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of Class A common stock and percentages of the shares of Class A common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 8,844,030 shares of Class A common stock outstanding as of May 18, 2026, as reported in the Issuer's prospectus dated May 14, 2026 filed with the Securities and Exchange Commission (the "SEC") on May 18, 2026, and giving effect to Warrants, to the extent exercisable within 60 days hereof, as referenced herein.

The Reporting Persons' beneficial ownership of the Issuer's securities includes (i) 913,349 shares of Class A common stock and 212,269 shares of Class A common stock issuable upon the exercise of Warrants directly held by directly held by TVP BV Fund I; (ii) 2,011,046 shares of Class A common stock and 326,523 shares of Class A common stock issuable upon the exercise of Warrants directly held by directly held by TVP BV Fund II; and (iii) 349,329 shares of Class A common stock (which includes 22,863 restricted stock awards that have vested, 22,864 restricted stock awards that are scheduled to vest within 60 days of the date hereof, and 228,635 restricted stock awards that are scheduled to vest in greater than 60 days) and 19,325 shares of Class A common stock issuable upon the exercise of Warrants held by Mr. Calicott. To the extent not vested and not scheduled to vest within the next 60 days, Mr. Calicott is considered to have voting, but not dispositive, power over the restricted shares of Class A common stock.

TVP BV GP I is the general partner of TVP BV Fund I and may be deemed to share voting and dispositive power with respect to the securities held by TVP BV Fund I. TVP BV GP II is the general partner of TVP BV Fund II and may be deemed to share voting and dispositive power with respect to the securities held by TVP BV Fund II. Mr. Calicott is the Managing Director of each of TVP BV GP I and TVP BV GP II and may be deemed to share voting and dispositive power with respect to the securities held by each of TVP BV Fund I and TVP BV Fund II.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D set forth the number of shares of Class A common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Amended and Restated Investors' Rights Agreement

On August 29, 2025, in connection with the Series A preferred stock financing, the Issuer entered into the Amended and Restated Investors' Rights Agreement (the "IRA") with certain holders of its convertible preferred stock and certain holders of its common stock, including TVP BV Fund I, TVP BV Fund II and Mr. Calicott, (the "Holders"), pursuant to which the Issuer agreed to register for resale (i) the common stock issuable or issued upon conversion of the preferred stock; (ii) any common stock, or any common stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Issuer, held by the Investors, as defined in the IRA, from time to time; (iii) any common stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) and (ii), (the "Registrable Securities").

Under the IRA, the Issuer has agreed to file a registration statement one hundred eighty (180) days after the effective date of the registration statement for the IPO, if the Issuer receives a request from Holders of at least fifty percent (50%) of the Registrable Securities then outstanding that the Issuer file a Form S-1 registration statement with respect to the outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of selling expenses, of at least ten million dollars ($10,000,000). In the event of such request, the Issuer shall: (x) within ten (10) days after the date such request is given, give notice thereof (the "Demand Notice") to all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Issuers within twenty (20) days of the date the Demand Notice is given, and in each case, subject to certain limitations as set forth in the IRA.

The Issuer has further agreed if, at any time when it is eligible to use a Form S-3 registration statement, the Issuer receives a request from Holders of at least twenty-five percent (25%) of the Registrable Securities then outstanding that the Issuer file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least three million dollars ($3,000,000), then the Issuer shall (i) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Issuer within twenty (20) days of the date the Demand Notice is given, and in each case, subject to certain limitations as set forth in the IRA.

The investors are also entitled to customary "piggyback" registration rights, subject to certain requirements and conditions.

The Issuer will be responsible for certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

The registration rights granted under the IRA will terminate upon the earlier of (i) as to a given Holder, when such Holder (together with its affiliates) holds less than 1% of the Issuer's outstanding capital stock and such Holder can sell all of such Holder's Registrable Securities without limitation in a three-month period pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, or (ii) the fifth anniversary of the IPO, subject to extension in certain circumstances.

The foregoing description of the Amended and Restated Investors' Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Investors' Rights Agreement, a copy of which is filed as Exhibit 99.2 hereto and incorporated by reference herein.

Lock-Up Agreements

In connection with the IPO, each of the Issuer's directors and executive officers, including Mr. Calicott, as well as certain other shareholders, including TVP BV Fund I and TVP BV Fund II, entered into a customary lock-up agreement (each, a "Lock-up Agreement"). Pursuant to the Lock-up Agreements, neither Mr. Calicott, TVP BV Fund I nor TVP BV Fund II is permitted, with limited customary exceptions, for a period of 180 days from May 14, 2026, to dispose of or hedge any of the Issuer's securities, except with the prior written consent of The Benchmark Company, LLC, as representative of the underwriters for the IPO.

The foregoing description of the Lock-up Agreements is not complete and is qualified in its entirety by reference to the full text of the form of the lock-up agreement, which is filed as Exhibit 99.3 hereto and incorporated by reference herein.

Equity Awards

Mr. Calicott is a member of the Board of Directors of the Issuer. From time to time, Mr. Calicott may receive restricted stock awards, restricted stock units, stock options or other awards of equity-based compensation pursuant to the Issuer's compensation arrangements for non-employee directors.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Amended and Restated Investors' Rights Agreement (incorporated by reference to Exhibit 4.1 to the Issuer's Registration Statement on Form S-1, as amended (Registration Nos. 333-294868), filed with the SEC on April 3, 2026).

Exhibit 99.3 Form of Lock-up Agreement.

## Signatures
- TVP Bitcoin Venture GP II, L.L.C.: /s/ Christopher Calicott, By Christopher Calicott, Managing Director (05/26/2026)
- TVP Bitcoin Venture Fund II, L.P.: /s/ Christopher Calicott, By TVP Bitcoin Venture GP II, L.L.C., its General Partner, By Christopher Calicott, Managing Director (05/26/2026)
- TVP Bitcoin Venture GP I, L.L.C.: /s/ Christopher Calicott, By Christopher Calicott, Managing Director (05/26/2026)
- TVP Bitcoin Venture Fund I, L.P.: /s/ Christopher Calicott, By TVP Bitcoin Venture GP I, L.L.C., its General Partner, By Christopher Calicott, Managing Director (05/26/2026)
- Christopher Shane Calicott: /s/ Christopher Calicott, Christopher Calicott (05/26/2026)